Filed pursuant to Rule 433

Registration Statement No. 333-209421

March 16, 2017

FOR IMMEDIATE RELEASE

March 16, 2017

MEXICO CITY, MEXICO ––

New Notes Offering

The United Mexican States (“Mexico”) announced today the commencement of a global offering (the “New Notes Offering”) of its global notes to be denominated in U.S. Dollars, due 2027 (the “New Notes”). The New Notes offered may include New Notes that may be issued and sold to certain tendering holders in the Tender Offer (as described below). Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC will serve as Joint Lead Underwriters for the New Notes Offering.

The New Notes Offering is being made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement and the related prospectus for the New Notes Offering may be obtained by contacting: Barclays Capital Inc., by calling +1-800-438-3242 (U.S. toll free), Deutsche Bank Securities Inc., by calling +1-866-627-0391 (U.S. toll free), or J.P. Morgan Securities LLC, by calling +1-866-846-2874 (U.S. toll free).

Application will be made to have the New Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico also announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) any and all of its outstanding notes of the series set forth in the table below (collectively, the “Old Notes” and each, a “series” of Old Notes) in an aggregate principal amount of all series of Old Notes that will not result in an aggregate Purchase Price for all such series that exceeds an amount determined by Mexico in its sole discretion (the “Old Notes Maximum Purchase Amount”). Mexico will purchase notes of each series of Old Notes in an aggregate principal amount for such series that will not result in an aggregate Purchase Price for such series that exceeds an amount determined by Mexico in its sole discretion (the “Maximum Purchase Amount”). The Tender Offer is made subject to the terms and conditions contained in the Offer to Purchase, dated March 16, 2017 (the “Offer to Purchase”), including the pricing of the issue of Mexico’s New Notes in an amount and on terms and conditions acceptable to Mexico, which is expected to occur today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The tender period (the “Tender Period”) will commence at open of market on Thursday, March 16, 2017, and, unless extended or earlier terminated by Mexico in its sole discretion, the Tender Period will expire for Non-Preferred Tenders and for 2019N Notes Preferred Tenders at 12:00 noon, New York time, and, for Preferred Tenders in respect of Old Notes other than 2019N Notes, at 4:00 p.m., New York time, on Thursday, March 16, 2017.

Mexico expects to announce the Maximum Purchase Amount, the aggregate Purchase Price of Preferred and Non-Preferred Tenders of each series of the Old Notes that have been accepted and whether any proration has occurred at or around 9:00 a.m. New York City time on Friday, March 17, 2017. The settlement of the Tender Offer is scheduled to occur on Thursday, March 23, 2017 (the “Tender Offer Settlement Date”) and is subject to change without notice.

The purchase prices to be paid for the 2019N Notes that are tendered and accepted pursuant to the Tender Offer will be the fixed price set forth in the table below. The purchase price to be paid for Old Notes other than the 2019N Notes of each series that are tendered and accepted pursuant to the Tender Offer will be determined, in accordance with the procedures set forth in the Offer to Purchase, based on (i) the U.S. Treasury Rate (as defined herein) for such series, which is a yield to maturity based on the price of the Reference U.S. Treasury Security identified for such series in the table below and (ii) the Fixed Spread for such series set forth in the table below. Mexico will announce the price to be paid for each series of Old Notes at or around 4:30 p.m., New York City time, on Thursday, March 16, 2017 or as soon as possible thereafter. Holders of the Old Notes participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Notes up to (but excluding) the Settlement Date.

Table: 2019N Notes

Old Notes	Outstanding Principal Amount as of March 16, 2017(1)	ISIN	CUSIP	Fixed Price(3)
5.950% Global Bonds due 2019 (the “2019N Notes”)	U.S. $1,643,518,000	US91086QAW87	91086QAW8	U.S. $1,080.56

Table: Old Notes (other than the 2019N Notes)

Old Notes	Outstanding Principal Amount as of March 16, 2017(1)	ISIN	CUSIP	Reference U.S. Treasury Security (2)	Fixed Spread (basis points)	Hypothetical Price (3)
8.125% Global Bonds due 2019	U.S. $1,343,671,000	US593048BN00	593048BN0	1.625% due 3/15/2020	0	U.S. $1,176.33
5.125% Global Bonds due 2020	U.S. $1,922,812,000	US91086QAY44	91086QAY4	1.625% due 3/15/2020	+60	U.S. $1,079.56
3.500% Global Bonds due 2021	U.S. $1,000,000,000	US91086QBD97	91086QBD9	1.875% due 2/28/2022	+68	U.S. $1,029.32
3.625% Global Bonds due 2022	U.S. $2,559,254,000	US91086QBA58	91086QBA5	1.875% due 2/28/2022	+119	U.S. $1,019.50
8.000% Global Bonds due 2022	U.S. $611,193,000	US91086QAJ76	91086QAJ7	1.875% due 2/28/2022	+130	U.S. $1,234.29
4.000% Global Bonds due 2023	U.S. $3,877,000,000	US91086QBC15	91086QBC1	1.875% due 2/28/2022	+163	U.S. $1,020.85
3.600% Global Bonds due 2025	U.S. $2,921,000,000	US91087BAA89	91087BAA8	2.250% due 2/15/2027	+128	U.S. $987.97
4.125% Global Bonds due 2026	U.S. $2,796,000,000	US91086QBG29	91086QBG2	2.250% due 2/15/2027	+138	U.S. $1,018.27
11.500% Global Bonds due 2026	U.S. $320,945,000	US593048AX90	593048AX9	2.250% due 2/15/2027	+157	U.S. $1,562.70

(1)	The Outstanding Principal Amount for each series gives effect to the expected cancellation on March 16, 2017 of securities of such series repurchased in the open market during 2017.
(2)	The Dealer Managers will calculate the applicable U.S. Treasury Rate (as defined herein) using the bid-side price of the Reference U.S. Treasury Security on Bloomberg Page PX1 at or around the pricing of the New Notes, as further described below.
(3)	Per U.S. $1,000 principal amount of Old Notes tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes tendered and accepted for purchase. Hypothetical prices are calculated for illustration purposes, using prices for Reference U.S. Treasury Securities at 4:00 p.m. on March 15, 2017.

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through any of the Dealer Managers. If a holder does not have an account with a Dealer Manager, and desires to tender its Old Notes, it may do so through a broker, dealer, commercial bank, trust company, other financial institution or other custodian, that has an account with a Dealer Manager. Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or the Depository Trust Company (“DTC”) system. Deutsche Bank Securities Inc. as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”) will consolidate all Offers and accept Old Notes for purchase pursuant to the terms and conditions in the Offer to Purchase on behalf of Mexico, subject to proration as described in the Offer to Purchase, at or around 9:00 a.m., New York time, on Friday, March 17, 2017 or as soon as possible thereafter. Failure to deliver Old Notes on time may result, in Mexico’s sole discretion, in any of the following: (i) the cancellation of your tender and your becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Preferred Tenders, the cancellation of your tender and in your remaining obligated to purchase your allocation of New Notes in respect of your related Indication of Interest. Mexico may subject each series of Old Notes to different amounts of proration in its sole discretion.

To the extent proration occurs, with respect to any series of Old Notes, Deutsche Bank Securities Inc. will accept Old Notes of such series with appropriate adjustments to avoid purchase of Old Notes in principal amounts other than Permitted Tender Amounts. Each holder submitting an Indication of Interest and tendering Old Notes of any series shall be deemed to represent to Mexico, the Dealer Managers and the Billing and Delivering Bank that such holder held, from the time of its submission of its Tender Order through the Expiration Time, at least the amount of Old Notes of each such series as are being tendered.

All Old Notes that are tendered pursuant to Tender Orders and are accepted by Mexico will be purchased by the Billing and Delivering Bank on behalf of Mexico. There is no letter of transmittal for the Tender Offer. Old Notes held through DTC must be delivered for settlement no later than 3:00 p.m., New York City time, on the Tender Offer Settlement Date. If a holder holds Old Notes through Euroclear or Clearstream, the latest process it can use to deliver its Old Notes is the overnight process, one day prior to the Settlement Date; holders may not use the optional daylight process. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities.

Mexico may, but is not required to, issue and sell New Notes to holders who validly tender their Old Notes pursuant to the Tender Offer and place firm orders for New Notes during the Tender Period (as well as investors that are not participating in the Tender Offer). If Mexico determines to issue and sell New Notes to such holders, such issuance and sale is expected to occur on Thursday, March 23, 2017, the scheduled settlement date of the New Notes (the “Offering Settlement Date”). Any New Notes issued to tendering holders in the Tender Offer as described above will be consolidated and form a single series with, and be fully fungible with, the other New Notes of the same series, to be issued and sold pursuant to the offering of New Notes on the Offering Settlement Date.

The Tender Offer is subject to Mexico’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of the Dealer Managers and Mexico reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/ums or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Barclays Capital Inc.	Deutsche Bank Securities Inc.	J.P. Morgan Securities LLC
Attention: Liability Management Group 745 Seventh Avenue, 5th Floor New York, NY 10019 Collect: +1(212) 528-7581 or +1-800-438-3242 (U.S. toll free)	Attention: Liability Management Group 60 Wall Street, 2nd Floor New York, New York 10005 In the United States, call toll free: +1-866-627-0391 Outside the United States, call collect: +1-212-250-2955	Attention: Latin America Debt Capital Markets 383 Madison Avenue New York, New York 10179 In the United States: Collect: +1(212) 834-7279 or +1-866-846-2874 (U.S. toll free)

The Billing and Delivering Bank for this Tender Offer is: Deutsche Bank Securities Inc.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

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Mexico has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the New Notes Offering. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and such New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Underwriters, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus.

Neither the Offer to Purchase nor any brochure material or document related thereto have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Tender Offer does not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §3 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen, the “Takeover Law”), as amended from time to time. Accordingly, the Tender Offer may not be, and is not being advertised and the Offer to Purchase as well as any brochure, or any other material or document relating thereto may not, have not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium. Accordingly, the information contained in the Offer to Purchase or in any brochure or any other document or materials relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

The New Notes and the New Notes Offering may not be, and are not being advertised, and the New Notes and the New Notes Offering as well as any brochure, or any other material or document relating thereto may not , have not and will not bedistributed , directly or indirectly, to any person located and/or resident within Belgium, other than those who qualify as “Qualified Investors” (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 10, §1 of the Prospectus Law, as amended from time to time. Insofar as Belgium is concerned, the New Notes and the New Notes Offering are made only to “Qualified Investors” acting on their own account.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

The New Notes and the Old Notes will not be registered under Law 18,045, as amended, of Chile with the SVS and, accordingly, the New Notes and the Old Notes cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile.

The Old Notes have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Treading System. The Tender Offer does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian Law and shall be valid in Colombia only to the extent permitted by Colombian law. The Old Notes may only be tendered inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. The Tender Offer is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in the Offer to Purchase is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian Regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval of Colombia’s Financial Superintendency and listing on the Colombian Stock Exchange.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

The New Notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The New Notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the New Notes pursuant to the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the New Notes, or that the information contained in this communication or any preliminary prospectus or in the base prospectus is accurate or complete.

The Offer to Purchase has not been approved by the CNBV and may not be publicly made in Mexico and the documentation implementing the Offer to Purchase may not be distributed publicly in Mexico. The Offer to Purchase may be made to qualified or institutional investors, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

The Tender Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

None of the offer materials related to the New Notes Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 35 of the restated text of the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005 of 4 November (Real Decreto 1310/2005 de 4 de noviembre), or otherwise in reliance on an exception from registration available thereunder.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering or Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This

announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

The New Notes Offering and the Tender Offer qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. The New Notes and the Old Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

E-mail: ums@dfking.com

Call Collect:: +1-(212)269-5550

Call Toll-Free: (877)283-0317

website: www.dfking.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.